GALIANO GOLD 2022 ANNUAL GENERAL MEETING
INFORMATION

Vancouver, British Columbia, May 3, 2022 – Galiano Gold Inc. (“Galiano” or the “Company”) (TSX, NYSE American: GAU) advises its Annual General Meeting of shareholders (“AGM”) will be held virtually on Thursday, June 2, 2022 at 10 am PDT. Shareholders who intend to participate in the AGM should refer to the Company’s management information circular (the “Proxy Circular”) for details regarding how to participate.

The AGM is being held to (i) receive the audited financial statements of the Company for its fiscal year ended December 31, 2021 and the report of the auditor thereon, (ii) elect directors of the Company for the ensuing year, (iii) appoint the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration, (iv) authorize and approve a non-binding advisory resolution accepting the Company’s approach to executive compensation and (v) transact such other business as may properly come before the AGM.

The Company has nominated seven nominees for election as director, being current directors Paul Wright, Gordon Fretwell, Michael Price, Judith Mosely, Dawn Moss and Matt Badylak, and proposed new director Greg Martin. Current directors Marcel de Groot and Shawn Wallace will not be standing for re-election as directors of the Company. The Company thanks each of Mr. de Groot and Mr. Wallace for their more than 10 years of service as directors of the Company. If elected, it is expected that Mr. Martin will replace Mr. de Groot as the chair of the Audit Committee and add financial experience and acumen to the Company’s board of directors.

The Company has elected to use the notice-and-access provisions under National Instrument 51-102 – Continuous Disclosure Obligations and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for the AGM. Materials for the AGM, including the Proxy Circular, have been filed under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and are also available on the Company’s website at: www.galianogold.com/investors/annual-meeting. Any shareholder who wishes to receive a paper copy of the Proxy Circular should contact the Company at Suite 1640, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, by telephone: (604) 683-8193, by telephone toll-free: 1-855-246-7341, by fax: (604) 683-8194 or by email: info@galianogold.com. A shareholder may also use the toll-free number noted above to obtain additional information about the notice-and-access provisions.

 Enquiries:

Todd Romaine

EVP, Sustainability & Investor Relations

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-604-416-0088

Email: todd.romaine@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through exploration and disciplined deployment of its financial resources. The Company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

2